

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Rich Berliner
Chief Executive Officer
Digital Locations, Inc.
1117 State Street
Santa Barbara, CA 93101

> **Re: Digital Locations, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 20, 2023**
> **File No. 333-274849**

Dear Rich Berliner:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed November 20, 2023

Special Information Regarding Forward-Looking Statements, page 6

1. We note your response to prior comment two and reissue it. Please revise to update your disclosure regarding forward-looking statements. In that regard, we note your disclosure on page 20 regarding penny stock considerations. Since your common stock is considered a penny stock, reliance upon the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available.

We are in the early stages of development and have limited operating history on which you can base an investment decision, page 6

2. We note your response to prior comment three, including your revised disclosure at page 4 indicating that, previously, the Company was engaged in the business of maintaining its portfolio of acquired small cell sites to help meet the then-expected demand of rapidly

growing 5G networks; that you currently receive revenue from previously developed sites; and that you are no longer adding additional locations to this business nor are you seeking more sites. However, these revisions appear inconsistent with your risk factor disclosure indicating that your ability to obtain additional financing and generate revenue will depend on whether you can successfully develop and acquire a large portfolio of cell tower sites to make the transition from a development stage company to an operating company. Please revise or advise.

We have outstanding convertible promissory notes and substantial dilution could occur, page 9

3. We note your response to prior comment six and reissue it in part. Please revise to quantify the potential dilutive impact of the outstanding convertible notes.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected, page 11

4. We note your response to prior comment five and your disclosure that if you fail to maintain effective internal controls over financial reporting, the price of your common stock may be adversely affected. Please revise this risk factor to include the disclosure from your annual report on Form 10-K for the fiscal year ended December 31, 2022 that management concluded that your internal control over financial reporting was not effective as of December 31, 2022.

Security Ownership of Certain Beneficial Owners and Management, page 40

5. Please update the disclosure in this section to provide information as of the most recent practicable date. See Item 403 of Regulation S-K. In that regard, we note that the table in this section provides information as of September 30, 2023.

General

6. We note your response to prior comment 12 and reissue it in part. Please revise to disclose any material market activities of GHS, including any short selling of the company's securities or other hedging activities, that GHS may or has engaged in, including prior to entering into the Equity Financing Agreement.

Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Callie Tempest Jones